

July 14, 2016

Mail Stop 4720

Michael M. Ozimek
Chief Financial Officer
TrustCo Bank Corp NY
5 Sarnowski Drive
Glenville, New York 12302

> **Re:** **TrustCo Bank Corp NY**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **File No. 000-10592**

Dear Mr. Ozimek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures, page 26

1. We note your disclosure throughout your filing that you entered into a formal agreement with the Comptroller of the Currency of the United States in July 2015 and filed the agreement as an exhibit to an 8-K filed on July 21, 2015. Given the nature of the items outlined in the formal agreement, which cover areas which we believe could overlap with internal control over financial reporting, including the internal audit function, corporate governance, and independent loan reviews, please tell us how you concluded in both your Form 10-K and your March 31, 2016 Form 10-Q that there have been no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. As part of your response, please tell us whether you expect to report any changes in your future periodic reports.

Exhibit 13

Notes to Consolidated Financial Statements, page 45

Note 13 - Fair Value of Financial Instruments, page 83

2.   We note that you have other real estate owned and impaired loans that are based on Level 3 fair value measurements on a non-recurring basis for all periods presented. In future filings please include quantitative information about the significant unobservable inputs used in the fair value measurement in accordance with ASC 820-10-50-2(bbb).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551- 3512.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services